Exhibit (g)(2)(b)

SECOND AMENDMENT

TO MASTER CUSTODIAN AGREEMENT

The Master Custodian Agreement (“Agreement”) dated September 22, 2010, as previously amended, among each exempted company organized under the laws of the Cayman Islands as identifed on Appendix A of the Agreement (each such company shall hereinafter be referred to as a “Fund” and references made herein to “the Fund” shall be deemed references to each Fund) and State Street Bank and Trust Company (“Custodian”), is hereby amended as follows:

WHEREAS, the parties desire to comply with state and federal laws and regulations regarding the use and handling of Personal Information.

NOW, THEREFORE, in consideration of the covenants set forth herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

1. Paragraph 30. Confidentiality of the Agreement, is deleted in its entirety and replaced with the following:

30.	Confidentiality.

Each party to this Agreement acknowledges that in order to perform the duties called for in this Agreement, it may be necessary for a party (“owner”) to disclose to the other party(ies) certain “Confidential Information.” Confidential Information means non-public, proprietary information, data or know-how of an owner. No party will use another party’s Confidential Information except as required for the performance of this Agreement. Each party will use commercially reasonable efforts to hold in confidence a party’s Confidential Information. Notwithstanding the foregoing, Confidential Information does not include information which is; (i) already in the possession of the receiving party or its subsidiaries and not subject to a confidentiality obligation to the providing party; (ii) independently developed by the receiving party; (iii) publicly disclosed or in the public domain through no fault of the receiving party; (iv) rightfully received by the receiving party or its subsidiaries from a third party that is not under any obligation to keep such information confidential; (v) approved for release by written agreement with the owner; or (vi) disclosed pursuant to the requirements of any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or by operation of law or regulation. Notwithstanding anything herein to the contrary, the Custodian and its affiliates may report and use nonpublic portfolio holdings information of its clients, including a Fund or Portfolio, on an aggregated basis with all or substantially all other client information and without specific reference to any Fund or Portfolio.

2. Paragraph 35. Data Privacy of the Agreement, is deleted in its entirety and replaced with the following:

35.	Data Privacy.

The Custodian will implement and maintain a written information security program, in compliance with the laws of The Commonwealth of Massachusetts and any other applicable laws and regulations, that contains appropriate security measures to safeguard the personal information of the Funds’ shareholders, employees, directors and/or officers that the Custodian receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

If the Custodian discovers that unauthorized disclosure of personal information in the possession of the Custodian or its agents has occurred which requires notification to the Fund and the affected individuals under applicable law, then the Custodian will, as soon as practicable, (i) notify the Fund and the affected individuals of such unauthorized disclosure to the extent required by applicable law, (ii) investigate and address the unauthorized disclosure, and (iii) advise the Fund as to the steps being taken that are reasonably designed to prevent future similar unauthorized disclosures. This provision will survive termination or expiration of the Agreement for so long as the Custodian continues to possess or have access to personal information related to the Fund.

3. Constuction of the Agreement.

All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties has caused this Amendment, effective on the 24th day of August, 2011, to be executed in its name and on its behalf by its duly authorized representative.

Each of the Entities Set Forth On Appendix A of the Agreement		State Street Bank and Trust Company

By:		By:
Name:	Christopher A. Staples	Name:	Michael F. Rogers
Title:	Vice President	Title:	Executive Vice President

S:fundcomp\REORGANIZATION Agreements\Privacy Initiative - Other Agreements (201 CMR 17-00)\Privacy Amendment -State Street - Cayman Companies - Master Custodian Agr.doc

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